September 27, 2022

Mr. Patrick Kuhn

Office of Trade & Services

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Grand Canyon Education, Inc. Form 10K for the fiscal year Ended December 31, 2021 Filed February 16, 2022 Form 8-K Furnished August 4, 2022 File No. 001-34211

Dear Mr. Kuhn

This letter responds to the letter of the staff of the Securities and Exchange Commission (the “Staff”), dated September 22, 2022, to Mr. Daniel E. Bachus, Chief Financial Officer of Grand Canyon Education, Inc. (the “Company”), regarding the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021, filed on February 16, 2022 (the “2021 10-K”) and the Company’s Current Report on Form 8-K Furnished August 4, 2022 (the “8-K”).

This letter sets forth each comment of the Staff in the comment letter (numbered in accordance with the comment letter) and, following each comment, sets forth the Company’s response. Page references are to the page numbers of the applicable filings, as they appear on EDGAR.

Response dated September 9, 2022

Form 8-K Furnished August 4, 2022

Exhibit 99.1
2022 Outlook, page 7

Staff’s Comment:

1.

Your proposed narrative description of the calculation of the non-GAAP measures “as adjusted operating margin” and “as adjusted diluted EPS” does not appear to provide investors with enough information to reconcile to the comparable GAAP measures without unreasonable effort. In this regard, please consider providing a schedule for the reconciliation.

Company’s Response:

The Company acknowledges the Staff’s comment and will remove the non-GAAP measures (as adjusted operating margin and as adjusted diluted EPS) from the “Outlook” section of its future earnings releases and will instead provide the following:

Mr. Patrick Kuhn

United States Securities and Exchange Commission

September 27, 2022

2022 Outlook

Q3 2022:

•	Service revenue of between $207.3 million and $209.3 million;
•	Operating margin of between 15.1% and 15.3%;
•	Effective tax rate of 18.4%;
•	Diluted EPS of between $0.81 and $0.83; and
•	31.6 million diluted shares.

The diluted EPS guidance includes non-cash amortization of intangible assets net of taxes of $1.7 million, which equates to a $0.05 impact on diluted EPS.

Q4 2022:

●	Service revenue of between $252.0 million and $256.0 million;
●	Operating margin of between 33.9% and 34.0%;
●	Effective tax rate of 22.9%;
●	Diluted EPS of between $2.09 and $2.13; and
●	31.5 million diluted shares.

The diluted EPS guidance includes non-cash amortization of intangible assets net of taxes of $1.6 million, which equates to a $0.05 impact on diluted EPS.

Full Year 2022:

●	Service revenue of between $903.2 million and $909.2 million;
●	Operating margin of between 25.2% and 25.3%;
●	Effective tax rate of 23.4%;
●	Diluted EPS between $5.39 and $5.44; and
●	32.5 million diluted shares.

The diluted EPS guidance includes non-cash amortization of intangible assets net of taxes of $6.4 million and losses on fixed asset disposals net of taxes of $0.5 million, which equates to a $0.21 to $0.22 impact on diluted EPS.

Mr. Patrick Kuhn

United States Securities and Exchange Commission

September 27, 2022

***

If you require any additional information on these issues, of if the Company can provide you with any other information that will facilitate your continued review of this filing, please advise us at your earliest convenience. You may reach me at (602) 247-4400.

Sincerely,

GRAND CANYON EDUCATION, INC.

By: /s/ Daniel E. Bachus

Name:Daniel E. Bachus

Its:Chief Financial Officer

cc:DLA Piper LLP (US)

David P. Lewis, Esq. (via e-mail: David.lewis@dlapiper.com)